UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month September 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We refer to our letter dated September 13, 2024 informing about an appeal e-filed by one shareholder of ICICI Securities Limited (ICICI Securities) before Hon'ble National Company Law Appellate Tribunal (NCLAT) against the order of the Hon’ble National Company Law Tribunal, Mumbai bench (NCLT) dismissing their application/objection.

This is to inform you that ICICI Bank has received an advance notice through e-mail on September 17, 2024 at 9.15 p.m. intimating that another shareholder of ICICI Securities (holding 286,922 shares of ICICI Securities as per the disclosure filed by it with the stock exchanges), who had filed objection to the Scheme, has filed an appeal before the NCLAT against the order of the NCLT.

ICICI Bank Limited ICICI Bank Tower, Bandra-Kurla Complex, Mumbai – 400 051, India.	Tel: (91) (22) 4008 8900 Email: companysecretary@icicibank.com Website: www.icicibank.com CIN: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 18, 2024	By:	/s/ Prachiti Lalingkar
			Name:	Prachiti Lalingkar
			Title:	Company Secretary

ICICI Bank Limited ICICI Bank Tower, Bandra-Kurla Complex, Mumbai – 400 051, India.	Tel: (91) (22) 4008 8900 Email: companysecretary@icicibank.com Website: www.icicibank.com CIN: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India.